Exhibit 99.1

INTERIM REPORT
For the three months ended March 31, 2026

AERCAP HOLDINGS N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2026 and December 31, 2025	4
Unaudited Condensed Consolidated Income Statements for the Three Months Ended March 31, 2026 and 2025	5
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2026 and 2025	6
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2026 and 2025	7
Unaudited Condensed Consolidated Statements of Equity for the Three Months Ended March 31, 2026 and 2025	10
Notes to the Unaudited Condensed Consolidated Financial Statements	11

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of March 31, 2026 and December 31, 2025

	Note	March 31, 2026	December 31, 2025
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,479,659	$1,379,180
Restricted cash	4	102,660	100,564
Trade receivables		55,761	48,499
Flight equipment held for operating leases, net	5	57,246,124	57,796,320
Investment in finance leases, net	6	1,785,364	1,807,494
Flight equipment held for sale	7	899,172	1,104,310
Maintenance rights and lease premium, net	8	1,583,032	1,677,407
Prepayments on flight equipment	24	4,702,549	4,272,766
Other intangibles, net	9	112,320	117,789
Deferred tax assets	16	171,498	172,877
Associated companies	10	1,361,108	1,315,306
Other assets	11	1,922,166	1,879,278
Total Assets		$71,421,413	$71,671,790

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,816,452	$1,897,392
Accrued maintenance liability	14	3,629,904	3,534,388
Lessee deposit liability		1,244,869	1,185,033
Debt	15	43,041,681	43,565,321
Deferred tax liabilities	16	3,290,774	3,166,165
Commitments and contingencies	24
Total Liabilities		53,023,680	53,348,299

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of March 31, 2026 and December 31, 2025; 174,043,739 and 179,043,739 ordinary shares issued and 161,670,164 and 166,876,547 ordinary shares outstanding (including 3,985,063 and 4,135,620 shares of unvested restricted stock) as of March 31, 2026 and December 31, 2025, respectively	17, 21	2,209	2,267
Additional paid-in capital		2,933,560	3,517,963
Treasury shares, at cost (12,373,575 and 12,167,192 ordinary shares as of March 31, 2026 and December 31, 2025, respectively)	21	(1,592,237)	(1,467,321)
Accumulated other comprehensive loss		(17,560)	(50,210)
Accumulated retained earnings		17,071,552	16,320,581
Total AerCap Holdings N.V. shareholders’ equity		18,397,524	18,323,280
Non-controlling interest		209	211
Total Equity		18,397,733	18,323,491
Total Liabilities and Equity		$71,421,413	$71,671,790

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated variable interest entities for which creditors do not have recourse to our general credit:
Restricted cash		$27,264	$32,875
Flight equipment held for operating leases and held for sale		2,596,871	2,626,159
Other assets		31,059	29,914

Accrued maintenance liability		$147,746	$152,006
Debt		1,133,130	1,113,533
Other liabilities		79,562	79,006
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three Months Ended March 31, 2026 and 2025

		Three Months Ended March 31,
	Note	2026	2025
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,682,151	$1,649,061
Maintenance rents and other receipts		190,341	146,491
Total lease revenue		1,872,492	1,795,552
Net gain on sale of assets		290,520	176,918
Other income	18	78,715	104,562
Total Revenues and other income		2,241,727	2,077,032
Expenses
Depreciation and amortization	5, 9	639,019	659,735
Asset impairment	19	5,872	3,240
Interest expense		467,088	502,860
Gain on debt extinguishment		(2,010)	—
Leasing expenses		110,229	80,745
Selling, general and administrative expenses	20	126,292	113,101
Total Expenses		1,346,490	1,359,681
Loss on investments at fair value		(926)	(1,395)
Income before income taxes and income of investments accounted for under the equity method		894,311	715,956
Income tax expense	16	(138,618)	(110,973)
Equity in net earnings of investments accounted for under the equity method		62,434	37,878
Net income		$818,127	$642,861
Net loss (income) attributable to non-controlling interest		2	(1)
Net income attributable to AerCap Holdings N.V.		$818,129	$642,860

Basic earnings per share	21	$5.06	$3.58
Diluted earnings per share	21	$4.96	$3.48

Weighted average shares outstanding—basic	21	161,633,204	179,521,844
Weighted average shares outstanding—diluted	21	164,895,113	184,605,431

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2026 and 2025

	Three Months Ended March 31,
	2026	2025
	(U.S. Dollars in thousands)
Net income	$818,127	$642,861

Other comprehensive income (loss):
Net gain (loss) on derivatives (Note 12), net of tax of $(5,284), and $9,112, respectively	32,650	(58,263)
Total other comprehensive income (loss)	32,650	(58,263)

Comprehensive income	850,777	584,598
Comprehensive loss (income) attributable to non-controlling interest	2	(1)
Total comprehensive income attributable to AerCap Holdings N.V.	$850,779	$584,597

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2026 and 2025

	Three Months Ended March 31,
	2026	2025
	(U.S. Dollars in thousands)
Net income	$818,127	$642,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	639,019	659,735
Asset impairment	5,872	3,240
Amortization of debt issuance costs, debt discount, debt premium and lease premium	41,191	47,185
Maintenance rights write-off (a)	57,908	16,034
Maintenance liability release to income	(41,365)	(45,528)
Net gain on sale of assets	(290,520)	(176,918)
Deferred tax expense	120,630	97,235
Share-based compensation	31,632	27,256
Collections of finance leases	151,402	83,260
Loss on investments at fair value	926	1,395
Gain on debt extinguishment	(2,010)	—
Other	(44,312)	(25,834)
Changes in operating assets and liabilities:
Trade receivables	(8,239)	9,833
Other assets	(36,064)	36,823
Accounts payable, accrued expenses and other liabilities	(12,470)	(41,540)
Net cash provided by operating activities	1,431,727	1,335,037
Purchase of flight equipment	(701,145)	(1,310,617)
Proceeds from sale or disposal of assets	1,308,072	520,281
Prepayments on flight equipment	(800,487)	(1,190,217)
Other	10,319	(24,625)
Net cash used in investing activities	(183,241)	(2,005,178)
Issuance of debt	1,837,812	1,930,469
Repayment of debt	(2,357,478)	(1,030,659)
Debt issuance and extinguishment costs paid, net of debt premium received	(17,232)	(19,751)
Maintenance payments received	247,932	223,184
Maintenance payments returned	(58,497)	(39,891)
Security deposits received	272,821	99,983
Security deposits returned	(262,847)	(60,901)
Repurchase of shares and tax withholdings on share-based compensation	(744,211)	(562,311)
Dividends paid on ordinary shares	(64,904)	(5,595)
Net cash (used in) provided by financing activities	(1,146,604)	534,528
Net increase (decrease) in cash, cash equivalents and restricted cash	101,882	(135,613)
Effect of exchange rate changes	693	3,324
Cash, cash equivalents and restricted cash at beginning of period	1,479,744	1,401,582
Cash, cash equivalents and restricted cash at end of period	$1,582,319	$1,269,293

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2026 and 2025

	Three Months Ended March 31,
	2026	2025
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$433,559	$485,294
Income taxes paid, net	13,587	7,267

(a)Maintenance rights write-off consisted of the following:

End-of-Lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$20,560	$6,811
MR contract maintenance rights write-off offset by maintenance liability release	6,164	1,374
EOL contract maintenance rights write-off offset by EOL compensation received	31,184	7,849
Maintenance rights write-off	$57,908	$16,034

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2026 and 2025
Non-Cash Investing and Financing Activities
Three Months Ended March 31, 2026:
Flight equipment held for operating leases in the amount of $108 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $346 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $56 million was settled with buyers upon sale or disposal of assets.
Three Months Ended March 31, 2025:
Flight equipment held for operating leases in the amount of $74 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $353 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $91 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended March 31, 2026 and 2025

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive (loss) income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2025	179,043,739	$2,267	$3,517,963	$(1,467,321)	$(50,210)	$16,320,581	$18,323,280	$211	$18,323,491
Repurchase of shares	—	—	—	(744,943)	—	—	(744,943)	—	(744,943)
Dividends declared on ordinary shares	—	—	—	—	—	(67,286)	(67,286)	—	(67,286)
Share cancellation	(5,000,000)	(58)	(606,288)	606,346	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(9,747)	13,681	—	128	4,062	—	4,062
Share-based compensation	—	—	31,632	—	—	—	31,632	—	31,632
Total comprehensive income (loss)	—	—	—	—	32,650	818,129	850,779	(2)	850,777
Balance as of March 31, 2026	174,043,739	$2,209	$2,933,560	$(1,592,237)	$(17,560)	$17,071,552	$18,397,524	$209	$18,397,733

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2024	204,543,739	$2,558	$5,809,276	$(1,425,652)	$42,683	$12,755,758	$17,184,623	$209	$17,184,832
Repurchase of shares	—	—	—	(558,160)	—	—	(558,160)	—	(558,160)
Dividends declared on ordinary shares	—	—	—	—	—	(49,919)	(49,919)	—	(49,919)
Share cancellation	(8,500,000)	(92)	(557,394)	557,486	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(14,541)	15,671	—	2,562	3,692	—	3,692
Share-based compensation	—	—	27,256	—	—	—	27,256	—	27,256
Total comprehensive (loss) income	—	—	—	—	(58,263)	642,860	584,597	1	584,598
Balance as of March 31, 2025	196,043,739	$2,466	$5,264,597	$(1,410,655)	$(15,580)	$13,351,261	$17,192,089	$210	$17,192,299

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap (together with its subsidiaries, “AerCap,” “we,” “us” or the “Company”) is the global leader in aviation leasing, with 1,994 aircraft owned, managed or on order, over 1,200 engines (including engines owned and managed by our Shannon Engine Support (“SES”) joint venture), over 300 owned helicopters, and total assets of $71 billion as of March 31, 2026. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Memphis, Singapore, Miami, London, Dubai, Shanghai, Amsterdam and other locations.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables, loans receivable, notes receivable, deferred tax assets, unrecognized tax benefits and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment (the “Commercial Flight Equipment Segment”). We manage our business activities on a consolidated basis and the Company’s chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses net income to evaluate the performance of the segment and the returns generated from segment assets.
The accounting policies of the Commercial Flight Equipment Segment are described in our Annual Report on Form 20‑F for the year ended December 31, 2025, filed with the SEC on February 12, 2026. Revenue, expenses and net income generated from the Commercial Flight Equipment Segment are reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.
3. Summary of significant accounting policies
Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026.
Recent accounting standards adopted during the year ended December 31, 2025:
Improvements to Income Tax Disclosures
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is designed to enhance the transparency and usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard became effective for fiscal years beginning after December 15, 2024. During the fourth quarter of 2025, we adopted ASU 2023-09 and the amendments have been applied on a prospective basis. The adoption of ASU 2023-09 did not have a material effect on the Company’s consolidated financial statements.
Future application of accounting standards:
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires disaggregated information for specified categories of expenses, including inventory purchases, employee compensation, depreciation, amortization and depletion, to be presented in certain expense captions on the face of the income statement. The new standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued after the effective date, or retrospectively to all prior periods presented. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $103 million and $101 million as of March 31, 2026 and December 31, 2025, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of March 31, 2026, December 31, 2025 and March 31, 2025:

	March 31, 2026	December 31, 2025	March 31, 2025
Cash and cash equivalents	$1,479,659	$1,379,180	$1,056,547
Restricted cash	102,660	100,564	212,746
Total cash, cash equivalents and restricted cash	$1,582,319	$1,479,744	$1,269,293
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,
	2026	2025
Net book value at beginning of period	$57,796,320	$58,575,672
Additions	1,054,842	1,493,615
Depreciation	(630,429)	(651,888)
Disposals and transfers to held for sale	(860,302)	(457,261)
Transfers to/from investment in finance leases, net/inventory	(108,435)	(74,487)
Impairments (Note 19)	(5,872)	(3,240)
Net book value at end of period	$57,246,124	$58,882,411

Accumulated depreciation and impairment as of March 31, 2026 and 2025, respectively:	$(16,424,708)	$(15,733,861)
6. Investment in finance leases, net
Components of investment in finance leases, net as of March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
Future minimum lease payments to be received, net	$1,353,504	$1,376,169
Estimated residual values of leased flight equipment	1,101,354	1,138,541
Less: Unearned income	(658,403)	(694,940)
Less: Allowance for credit losses	(11,091)	(12,276)
	$1,785,364	$1,807,494
During the three months ended March 31, 2026 and 2025, we recognized interest income from investment in finance leases, net of $50 million and $25 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Flight equipment held for sale
As of March 31, 2026, flight equipment with a total net book value of $899 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $47 million will be assumed by the buyers of these aircraft upon consummation of the individual sales transactions.
As of December 31, 2025, flight equipment with a total net book value of $1.1 billion met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.
8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Maintenance rights	$1,269,430	$1,336,440
Lease premium, net	313,602	340,967
	$1,583,032	$1,677,407
Movements in maintenance rights during the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,
	2026	2025
Maintenance rights at beginning of period	$1,336,440	$1,669,742
EOL and MR contract maintenance rights expense	(20,560)	(6,811)
MR contract maintenance rights write-off due to maintenance liability release	(6,164)	(1,374)
EOL contract maintenance rights write-off due to cash receipt	(31,184)	(7,849)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(9,102)	(77,504)
Maintenance rights at end of period	$1,269,430	$1,576,204
The following tables present details of lease premium assets and related accumulated amortization as of March 31, 2026 and December 31, 2025:

	March 31, 2026
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$774,945	$(461,343)	$313,602

	December 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$790,042	$(449,075)	$340,967
Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended March 31, 2026 and 2025, we recorded amortization expense for lease premium assets of $27 million and $32 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

9. Other intangibles, net
Other intangibles, net consisted of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Customer relationships, net	$108,412	$113,706
Other intangible assets	3,908	4,083
	$112,320	$117,789
The following tables present details of customer relationships and related accumulated amortization as of March 31, 2026 and December 31, 2025:

	March 31, 2026
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(251,588)	$108,412

	December 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(246,294)	$113,706
During the three months ended March 31, 2026 and 2025, we recorded amortization expense for customer relationships of $5 million.
10. Associated companies
As of March 31, 2026 and December 31, 2025, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of March 31, 2026	March 31, 2026	December 31, 2025
Shannon Engine Support	50.0	$1,218,831	$1,166,236
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	86,997	85,829
Other	9.5-39.3	55,280	63,241
		$1,361,108	$1,315,306

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

11. Other assets
Other assets consisted of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Straight-line rents, prepaid expenses and other	$582,093	$506,031
Loans receivable, net of allowance for credit losses (a)	493,338	513,689
Lease incentives	107,746	100,401
Inventory	102,259	112,438
Notes receivable, net of allowance for credit losses	88,608	86,846
Operating lease right of use assets, net	36,829	39,395
Derivative assets (Note 12)	18,770	12,247
Investments	12,154	49,590
Other receivables, net	480,369	458,641
	$1,922,166	$1,879,278

(a)As of March 31, 2026 and December 31, 2025, we had an allowance for credit losses on loans receivable of $5 million and $0.3 million, respectively. During the three months ended March 31, 2026 and 2025, we recognized interest income from loans receivable, net of allowance for credit losses of $12 million and $13 million, respectively, included in other income.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, U.S. treasury locks, options and forward contracts.
As of March 31, 2026, we had interest rate contracts outstanding, with underlying variable benchmark interest rates of the Secured Overnight Financing Rate (“SOFR” or “Term SOFR”).
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. We did not have cash collateral from counterparties and had not advanced any cash collateral to counterparties as of March 31, 2026 or December 31, 2025.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets.
The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$500,000	$5,018	$500,000	$3,471
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$1,362,000	$13,752	$1,705,000	$8,776
Total derivative assets		$18,770		$12,247

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

	March 31, 2026		December 31, 2025
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as cash flow hedges:
Interest rate contracts	$200,000	$2,354	$200,000	$3,327
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$4,130,000	$35,708	$4,905,000	$69,400
Total derivative liabilities		$38,062		$72,727

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$37,130	$(69,757)
Derivative premium and amortization	804	2,382
Income tax effect	(5,284)	9,112
Net gain (loss) on derivatives, net of tax	$32,650	$(58,263)
We expect to reclassify approximately $7 million from accumulated other comprehensive income (“AOCI”) as an increase in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effects of gains or losses related to derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
Derivatives not designated as accounting hedges:
Interest rate contracts	$2,521	$(4,736)
Derivatives designated as accounting hedges:
Reclassification of amounts previously recorded within AOCI to interest expense	125	12,820
Net gain recognized in interest expense	$2,646	$8,084

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Deferred revenue	$821,393	$840,935
Accounts payable and accrued expenses	519,131	562,773
Accrued interest	391,956	371,996
Operating lease liabilities	45,910	48,961
Derivative liabilities (Note 12)	38,062	72,727
	$1,816,452	$1,897,392
14. Accrued maintenance liability
Movements in accrued maintenance liability during the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,
	2026	2025
Accrued maintenance liability at beginning of period	$3,534,388	$3,327,347
Maintenance payments received	247,932	223,184
Maintenance payments returned	(58,497)	(39,891)
Release to income upon sale	(56,274)	(90,597)
Release to income other than upon sale	(41,365)	(45,528)
Lessor contribution, top-ups and other	3,720	(13,310)
Accrued maintenance liability at end of period	$3,629,904	$3,361,205

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of March 31, 2026, the principal amount of our outstanding indebtedness totaled $43.3 billion, which excluded debt issuance costs, debt discounts and debt premium of $245 million, and our undrawn lines of credit were $11.1 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2026, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of March 31, 2026 and December 31, 2025:

	March 31, 2026						December 31, 2025
Debt obligation	Collateral (number of assets) (a)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (b)	Maturity	Amount outstanding
Unsecured
AerCap Trust (c) & AICDC (d) Notes		$29,250,000	$—	$29,250,000	4.09%	2026-2041	$29,000,000
Revolving credit facilities (e)		9,950,000	9,950,000	—	—	2028-2030	25,000
Other unsecured debt		5,317,665	100,000	5,217,665	4.93%	2027-2032	5,220,452
TOTAL UNSECURED		$44,517,665	$10,050,000	$34,467,665			$34,245,452
Secured
Export credit facilities (f)	37	896,879	—	896,879	3.30%	2026-2037	1,003,129
Institutional secured term loans & secured portfolio loans	169	4,676,823	—	4,676,823	4.84%	2027-2034	5,292,379
AerFunding Revolving Credit Facility	21	1,750,000	916,957	833,043	5.12%	2031	802,836
Other secured debt	71	265,660	103,475	162,185	6.18%	2027-2041	212,466
Fair value adjustment		—	—	42			42
TOTAL SECURED		$7,589,362	$1,020,432	$6,568,972			$7,310,852
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	6.64%	2055-2065	2,250,000
TOTAL SUBORDINATED		$2,250,000	$—	$2,250,000			$2,250,000
Debt issuance costs, debt discounts and debt premium				(244,956)			(240,983)
	298	$54,357,027	$11,070,432	$43,041,681			$43,565,321

(a)The assets pledged as collateral include 210 aircraft, 83 engines and five helicopters.
(b)The weighted average interest rate for our floating-rate debt of $10.2 billion is calculated based on the applicable U.S. dollar SOFR rate, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(c)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(d)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(e)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(f)An additional $0.9 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerCap Trust & AICDC Notes
In January 2026, AerCap Trust and AICDC co-issued $900 million aggregate principal amount of 4.125% Senior Notes due 2029 and $850 million aggregate principal amount of 4.750% Senior Notes due 2033.
In February 2026, AerCap Trust and AICDC redeemed in full the $500 million aggregate principal amount of their 4.450% Senior Notes due 2026 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest.
Revolving credit facilities
In March 2018, AerCap entered into a $950 million unsecured revolving and term loan facility (the “Asia Revolver”). In March 2026, AerCap amended the Asia Revolver and extended its maturity to March 2030.
Institutional secured term loans
In February 2026, AerCap prepaid in full the $400 million Hyperion institutional term loan, which was originally entered into in 2014.
16. Income taxes
Our effective tax rate was 15.5% for the three months ended March 31, 2026 and 2025.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Equity
Share repurchase programs
The following table presents our share repurchase programs approved by our Board of Directors from January 1, 2025 through March 31, 2026:

Program approval date	Program end date	Authorized amount ($)	Program completion date
February 2025	December 31, 2025	1,000,000	August 22, 2025
April 2025	December 31, 2025	500,000	September 11, 2025
September 2025	June 30, 2026	750,000	March 2, 2026
December 2025	June 30, 2026	1,000,000	Not yet completed
During the three months ended March 31, 2026, we repurchased 5.4 million of our ordinary shares under our share repurchase programs at an average price of $139.06 per ordinary share.
During the three months ended March 31, 2025, we repurchased 5.7 million of our ordinary shares under our share repurchase programs at an average price of $97.93 per ordinary share.
During the three months ended March 31, 2026, we cancelled 5.0 million ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.
During the three months ended March 31, 2025, we cancelled 8.5 million ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.
Between April 1, 2026 and April 24, 2026, we repurchased 1.5 million of our ordinary shares under our share repurchase program at an average price of $143.20 per ordinary share.
In April 2026, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $1.0 billion of AerCap ordinary shares through December 31, 2026. Refer to Note 26—Subsequent events for further details.
Dividends on ordinary shares
Since 2024, we have paid a cash dividend on a quarterly basis. We expect to continue to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance, distributable reserves and cash flows.
In February 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of March 19, 2026, to shareholders of record as of the close of business on February 25, 2026.
In April 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of June 4, 2026, to shareholders of record as of the close of business on May 13, 2026.
18. Other income
Other income consisted of the following for the three months ended March 31, 2026, and 2025:

	Three Months Ended March 31,
	2026	2025
Interest and other income	$66,682	$92,260
Management fees	12,033	12,302
	$78,715	$104,562

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Asset impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three months ended March 31, 2026 and 2025, we recognized impairment charges of $6 million and $3 million, respectively. For all periods mentioned, the impairment charges related to lease terminations or sales transactions, which were fully offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
20. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
Personnel expenses	$53,058	$50,216
Share-based compensation	31,632	27,256
Professional services	11,484	8,498
Travel expenses	10,411	8,943
Office expenses	7,567	7,420
Other expenses	12,140	10,768
	$126,292	$113,101

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 3,985,063 and 4,707,440 shares of unvested restricted stock as of March 31, 2026 and 2025, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was nil and 15,702 for the three months ended March 31, 2026 and 2025, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,
	2026	2025
Net income for the computation of basic EPS	$818,129	$642,860
Weighted average ordinary shares outstanding—basic	161,633,204	179,521,844
Basic EPS	$5.06	$3.58

	Three Months Ended March 31,
	2026	2025
Net income for the computation of diluted EPS	$818,129	$642,860
Weighted average ordinary shares outstanding—diluted	164,895,113	184,605,431
Diluted EPS	$4.96	$3.48
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025

	Number of ordinary shares
Ordinary shares issued	174,043,739	179,043,739
Treasury shares	(12,373,575)	(12,167,192)
Ordinary shares outstanding	161,670,164	166,876,547
Shares of unvested restricted stock	(3,985,063)	(4,135,620)
Ordinary shares outstanding, excluding shares of unvested restricted stock	157,685,101	162,740,927

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the three months ended March 31, 2026, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of March 31, 2026 and December 31, 2025, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 15—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European, Canadian and Brazilian ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of March 31, 2026, AerFunding had $833 million outstanding under a secured revolving credit facility and $2.3 billion of AerFunding Class E-1 Notes outstanding due to us.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Variable interest entities (Continued)
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Carrying value of debt and equity investments	$88,344	$94,832
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Related party transactions
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the three months ended March 31, 2026 and 2025, we recognized lease rental income from SES of $64 million and $47 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from, or paid to, other related parties for management fees, distributions and contributions for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
Management fees and other	$3,165	$4,237
Distributions	17,107	7,899
Contributions	(476)	(544)
Einn Volant Aircraft Leasing Holdings Ltd. (“EVAL”)
During the year ended December 31, 2025, we entered into a portfolio sale agreement to sell 18 engines to EVAL. As of December 31, 2025, 17 of the engine sales had been completed. The remaining sale was completed in January 2026.
24. Commitments and contingencies
Flight equipment on order
As of March 31, 2026, we had commitments to purchase 383 new aircraft scheduled for delivery through 2034. These commitments are primarily based upon purchase agreements with The Boeing Company (“Boeing”), Airbus S.A.S. (“Airbus”) and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. During the three months ended March 31, 2026, we entered into agreements for the purchase of 110 new A320neo Family aircraft, including the exercise of previously agreed options, with deliveries scheduled from 2028 to 2034. As of March 31, 2026, we also had commitments to purchase 15 engines and 12 helicopters for delivery through 2027.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Commitments and contingencies (Continued)
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,
	2026	2025
Prepayments on flight equipment at beginning of period	$4,272,766	$3,460,296
Prepayments and additions during the period, net	794,403	1,151,996
Interest paid and capitalized during the period, net	35,307	35,697
Prepayments and capitalized interest applied to the purchase of flight equipment	(399,927)	(171,949)
Prepayments on flight equipment at end of period	$4,702,549	$4,476,040
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
Contingent and possessed insurance policy litigation and operator insurance and reinsurance policies litigation
On June 9, 2022, AerCap Ireland Limited (“AerCap Ireland”) (as representative claimant on its own behalf and on behalf of all other insureds under its C&P Policy) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy in respect of aircraft and spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. On June 11, 2025, the Commercial Court awarded AerCap Ireland approximately $1.0 billion under the Aviation “War and Allied Perils” Coverage section of its C&P Policy in respect of this claim (the “June 2025 Judgment”). Following a hearing in September 2025, the Commercial Court in London also awarded AerCap Ireland interest on the June 2025 Judgment amount. On March 31, 2026, the Court of Appeal granted the relevant insurers of our C&P Policy permission to appeal the June 2025 Judgment. We intend to vigorously defend against the insurers’ appeal. However, if the insurers ultimately prevail upon appeal, we may be required to repay up to approximately $1.2 billion, plus applicable interest. Based on our current assessment, we do not consider this outcome to be probable. While the ultimate resolution of litigation is inherently uncertain, we believe our assessment reflects the most likely outcome based on the present facts and circumstances.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Commitments and contingencies (Continued)
In parallel with the C&P Policy claim, in 2023 and 2024 AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various Russian insurers under the Russian airlines’ insurance policies (the “Operator Insurance Policies”) and against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine (the “Operator Reinsurance Proceedings”). As of March 31, 2026, the claims of AerCap Ireland and its affiliates against the relevant reinsurers in the Operator Reinsurance Proceedings were for an aggregate amount of approximately $1.1 billion plus interest, before allowances are made for any potential reductions arising from the June 2025 Judgment, the share of the limits eventually available to AerCap Ireland and its affiliates under the respective Operator Reinsurance Policies and any sums to which the relevant insurers under the C&P Policy may be entitled pursuant to subrogated or other rights. The Operator Reinsurance Proceedings are currently scheduled for a trial starting in October 2026.
We intend to continue to vigorously pursue our claims under the Operator Reinsurance Proceedings. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of March 31, 2026, in respect of these Operator Reinsurance Proceedings.
VASP litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. Following VASP’s defaults on its lease obligations in 1992, we repossessed our aircraft and engines. VASP challenged this and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession. Since then, we have defended this case in the Brazilian courts through various motions and appeals. In 2017, a Brazilian court decided that VASP had suffered no damages as a result of the contested repossession of our equipment. VASP’s subsequent appeals have been denied to date and we believe, and have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevailed on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

25. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of March 31, 2026 and December 31, 2025, our derivative portfolio consisted of interest rate derivatives. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of March 31, 2026 and December 31, 2025, we held investments at fair value of $12 million and $49 million, respectively. The valuation of our investments were primarily classified as Level 1 as of March 31, 2026. The valuation of our investments were classified as Level 1 and Level 3 as of December 31, 2025. There were no transfers between fair value hierarchy levels during the three months ended March 31, 2026, or during the year ended December 31, 2025.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2026 and December 31, 2025:

	March 31, 2026
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$18,770	$—	$18,770	$—
Investments, at fair value	11,783	11,783	—	—

Liabilities
Derivative liabilities	$38,062	$—	$38,062	$—

	December 31, 2025
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$12,247	$—	$12,247	$—
Investments, at fair value	49,218	12,996	—	36,222

Liabilities
Derivative liabilities	$72,727	$—	$72,727	$—
Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the flight equipment’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Fair value measurements (Continued)
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the flight equipment type, age, and the airframe and engine configuration of the flight equipment. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the flight equipment at the time of re-lease and are assumed through the estimated holding period of the flight equipment. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of flight equipment for the sale of its parts (“part-out”) of individual flight equipment has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on flight equipment type. In situations where the flight equipment will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the flight equipment type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the flight equipment funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the flight equipment. An increase in the discount rate would decrease the fair value measurement of the flight equipment, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the flight equipment.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Fair value measurements (Continued)
As of March 31, 2026 and December 31, 2025, we held investments at fair value of $12 million and $49 million, respectively. There were no transfers between fair value hierarchy levels during the three months ended March 31, 2026, or during the year ended December 31, 2025.
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,479,659		$1,479,659	$1,479,659	$—	$—
Restricted cash	102,660		102,660	102,660	—	—
Loans receivable	493,338		523,633	—	—	523,633
Notes receivable	88,608		81,535	—	—	81,535
Derivative assets	18,770		18,770	—	18,770	—
Investments, at fair value	11,783		11,783	11,783	—	—
	$2,194,818		$2,218,040	$1,594,102	$18,770	$605,168
Liabilities
Debt	$43,286,637	(a)	$42,140,260	$—	$42,140,260	$—
Derivative liabilities	38,062		38,062	—	38,062	—
	$43,324,699		$42,178,322	$—	$42,178,322	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2025
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,379,180		$1,379,180	$1,379,180	$—	$—
Restricted cash	100,564		100,564	100,564	—	—
Loans receivable	513,689		544,440	—	—	544,440
Notes receivable	86,846		79,637	—	—	79,637
Investments, at fair value	49,218		49,218	12,996	—	36,222
Derivative assets	12,247		12,247	—	12,247	—
	$2,141,744		$2,165,286	$1,492,740	$12,247	$660,299
Liabilities
Debt	$43,806,304	(a)	$43,045,384	$—	$43,045,384	$—
Derivative liabilities	72,727		72,727	—	72,727	—
	$43,879,031		$43,118,111	$—	$43,118,111	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Subsequent events
Share repurchase program
In April 2026, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $1.0 billion of AerCap ordinary shares through December 31, 2026. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of ordinary shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward-looking statements
This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
•the impact of the ongoing conflict in the Middle East, and any escalation thereof, as well as instability in Latin America, on the aviation industry or our business;
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty;
•development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes;
•disruptions and security breaches affecting our information systems or the information systems of our third-party providers; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward-looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Flight equipment portfolio
We are the industry leader across all areas of aviation leasing with a portfolio consisting of 3,569 aircraft, engines (including engines owned and managed by our SES joint venture) and helicopters that were owned, on order or managed as of March 31, 2026. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the three months ended March 31, 2026, we executed 286 aviation asset transactions.
The following table presents our flight equipment portfolio by type as of March 31, 2026:

Type	Number of owned assets	% Net Book Value	Number of managed assets (b)	Number of assets on order	Total assets owned, managed and on order
Passenger Aircraft	1,384	81%	134	383	1,901
Airbus A220 Family	19	1%	6	—	25
Airbus A320neo Family	424	31%	31	268	723
Airbus A320 Family	337	6%	29	—	366
Airbus A330neo Family	12	2%	2	6	20
Airbus A330	37	1%	4	—	41
Airbus A350	40	7%	6	—	46
Boeing 737 MAX	91	6%	9	87	187
Boeing 737NG	211	7%	47	—	258
Boeing 777-200ER / 300-ER	27	1%	—	—	27
Boeing 787	112	17%	—	13	125
Embraer E190 / E195 / E2	55	2%	—	4	59
Other (a)	19	—	—	5	24
Freighter Aircraft	89	3%	4	—	93
Airbus A321	6	—	—	—	6
Boeing 737	57	2%	4	—	61
Boeing 767 / 777	26	1%	—	—	26
Engines	486	10%	738	15	1,239
Helicopters	324	6%	—	12	336
Total	2,283	100%	876	410	3,569

(a)Other includes 19 owned aircraft (including five Embraer E170/175 aircraft, one Boeing 767 aircraft and 13 ATR and De Havilland Canada DHC-8-400 aircraft) and five regional jet aircraft on order.
(b)Number of managed engines includes SES owned and managed engines as of March 31, 2026. In addition, SES had 53 engines on order as of March 31, 2026.

Aircraft portfolio
As of March 31, 2026, we owned 1,473 aircraft and managed 138 aircraft. As of March 31, 2026, we had commitments to purchase 383 new aircraft scheduled for delivery through 2034. As of March 31, 2026, the average age of our owned passenger aircraft fleet, weighted by net book value, was 7.4 years. As of March 31, 2026, 1,430 of our 1,473 owned aircraft were on lease and 43 aircraft were off-lease. As of April 24, 2026, of the 43 aircraft, eight were re-leased or under commitments for re-lease, 15 aircraft were designated for sale or part-out, 16 aircraft were being marketed for re-lease and four aircraft were sold. The aircraft which were designated for sale or part-out or marketed for re-lease represented less than 2% of the aggregate net book value of our fleet. During the three months ended March 31, 2026, our owned aircraft utilization rate was 98%, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft. Less than 1% of our owned aircraft were undergoing or designated for cargo conversion during the three months ended March 31, 2026 and were therefore not calculated as utilized.
During the three months ended March 31, 2026, we had the following activity related to aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,340	126	35	1,501
Aircraft purchases	10	—	—	10
Aircraft reclassified to held for sale	(12)	—	12	—
Aircraft sold or designated for part-out	(15)	(8)	(15)	(38)
Aircraft reclassified to/from investment in finance leases, net	—	—	—	—
Number of owned aircraft at end of period	1,323	118	32	1,473

Critical accounting estimates
There have been no significant changes to our critical accounting estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026.

Comparative results of operations
Results of operations for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025

	Three Months Ended March 31,		Increase/ (Decrease)
	2026	2025

	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,682,151	$1,649,061	$33,090
Maintenance rents and other receipts	190,341	146,491	43,850
Total lease revenue	1,872,492	1,795,552	76,940
Net gain on sale of assets	290,520	176,918	113,602
Other income	78,715	104,562	(25,847)
Total Revenues and other income	2,241,727	2,077,032	164,695
Expenses
Depreciation and amortization	639,019	659,735	(20,716)
Asset impairment	5,872	3,240	2,632
Interest expense	467,088	502,860	(35,772)
Gain on debt extinguishment	(2,010)	—	(2,010)
Leasing expenses	110,229	80,745	29,484
Selling, general and administrative expenses	126,292	113,101	13,191
Total Expenses	1,346,490	1,359,681	(13,191)
Loss on investments at fair value	(926)	(1,395)	469
Income before income taxes and income of investments accounted for under the equity method	894,311	715,956	178,355
Income tax expense	(138,618)	(110,973)	(27,645)
Equity in net earnings of investments accounted for under the equity method	62,434	37,878	24,556
Net income	$818,127	$642,861	$175,266
Net loss (income) attributable to non-controlling interest	2	(1)	3
Net income attributable to AerCap Holdings N.V.	$818,129	$642,860	$175,269
Basic lease rents. The increase in basic lease rents of $33 million, or 2%, was attributable to:
•the acquisition of assets between January 1, 2025 and March 31, 2026, with an aggregate net book value of $6.5 billion on their respective acquisition dates, as well as the entry into service of our converted Boeing 777-300ER freighters, which commenced in September 2025, collectively resulting in an increase in basic lease rents of $119 million;
partially offset by
•the sale of assets between January 1, 2025 and March 31, 2026 with an aggregate net book value of $3.1 billion on their respective sale dates, resulting in a decrease in basic lease rents of $62 million; and
•a decrease in basic lease rents of $24 million primarily due to redeliveries and lease terminations as well as lease extensions at lower rates. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $44 million, or 30%, was attributable to:
•an increase of $50 million in regular maintenance rents, primarily due to higher EOL compensation and other receipts;
partially offset by
•a decrease of $6 million in maintenance rents and other receipts from lease terminations and restructurings.
Net gain on sale of assets. The increase in net gain on sale of assets of $114 million was primarily due to the volume and composition of asset sales. During the three months ended March 31, 2026, we sold 41 assets for sale proceeds of $1.5 billion and during the three months ended March 31, 2025, we sold 35 assets for sale proceeds of $683 million.
Other income. The decrease in other income of $26 million was primarily due to lower proceeds from unsecured claims during the three months ended March 31, 2026 compared to the three months ended March 31, 2025.
Depreciation and amortization. The decrease in depreciation and amortization of $21 million, or 3%, was primarily due to a lower average lease assets balance and changes in the estimated useful lives and residual values of individual assets during the three months ended March 31, 2026 compared to the three months ended March 31, 2025.
Asset impairment. For the three months ended March 31, 2026, and 2025, we recognized asset impairment charges of $6 million and $3 million, respectively, related to lease terminations and sales transactions which were fully offset by related maintenance revenue.
Interest expense. The decrease in interest expense of $36 million, or 7%, was primarily attributable to a decrease in the average outstanding debt balance from $46.2 billion during the three months ended March 31, 2025, to $43.8 billion during the three months ended March 31, 2026, as well as a decrease in interest expense attributable to mark-to-market movement on interest rate derivatives. For the three months ended March 31, 2026, we recognized a gain of $3 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $5 million recognized during the three months ended March 31, 2025.
Leasing expenses. The increase in leasing expenses of $29 million, or 37%, was primarily due to $27 million of higher expenses related to lessor maintenance contributions and other leasing expenses, and $14 million of higher maintenance rights asset amortization, partially offset by $11 million of lower transition costs and default costs.
Selling, general and administrative expenses. The increase in selling, general and administrative expenses of $13 million, or 12%, was primarily due to higher compensation-related expenses.
Income tax expense. The effective tax rate was 15.5% for the three months ended March 31, 2026 and 2025.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $25 million was primarily driven by higher earnings from our investments.

Liquidity and capital resources
The following table presents our consolidated cash flows for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025

	(U.S. Dollars in millions)
Net cash provided by operating activities	$1,432	$1,335
Net cash used in investing activities	(183)	(2,005)
Net cash (used in) provided by financing activities	(1,147)	535
Cash flows provided by operating activities. During the three months ended March 31, 2026, our net cash provided by operating activities of $1.4 billion was the result of net income of $818 million, adjustments of non-cash items to net income of $809 million consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense and collections of finance leases of $151 million, partially offset by the classification of net gain on sale of assets of $291 million to investing activities and the net change in operating assets and liabilities of $57 million. During the three months ended March 31, 2025, our net cash provided by operating activities of $1.3 billion was the result of net income of $643 million, adjustments of non-cash items to net income of $781 million consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $83 million and the net change in operating assets and liabilities of $5 million, partially offset by the classification of net gain on sale of assets of $177 million to investing activities.
Cash flows used in investing activities. During the three months ended March 31, 2026, our net cash used in investing activities of $183 million primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $1.5 billion, partially offset by cash provided by asset sales of $1.3 billion. During the three months ended March 31, 2025, our net cash used in investing activities of $2.0 billion primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $2.5 billion, partially offset by cash provided by asset sales of $520 million.
Cash flows (used in) provided by financing activities. During the three months ended March 31, 2026, our net cash used in financing activities of $1.1 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs of $537 million, the repurchase of shares, payments of tax withholdings on share-based compensation and dividends paid on ordinary shares of $809 million, partially offset by cash provided by maintenance and security deposits received of $199 million. During the three months ended March 31, 2025, our net cash provided by financing activities of $535 million primarily consisted of new financing proceeds, net of cash used for debt repayments, debt issuance and extinguishment costs, of $880 million and net cash provided by maintenance payments and security deposits received of $223 million, partially offset by cash used for the repurchase of shares, payments of tax withholdings on share-based compensation and dividends paid on ordinary shares of $568 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. During the three months ended March 31, 2026, we entered into agreements for the purchase of 110 new A320neo Family aircraft, including the exercise of previously agreed options, with deliveries scheduled from 2028 to 2034. As of March 31, 2026, we had commitments to purchase 383 new aircraft scheduled for delivery through 2034. We also had commitments to purchase 15 engines and 12 helicopters through 2027.
As of March 31, 2026, our cash balance was $1.6 billion, including unrestricted cash of $1.5 billion, and we had $11.1 billion of undrawn lines of credit available under our revolving credit facilities and term loan facilities. As of March 31, 2026, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from estimated asset sales and other sources of funding, was $15 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $21 billion. As of March 31, 2026, our total sources of liquidity were sufficient to operate our business and cover approximately 2.0x of our debt maturities and contracted capital requirements for the next 12 months. As of March 31, 2026, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $245 million, totaled $43.3 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 15—Debt.”

In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring flight equipment, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the three months ended March 31, 2026, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate derivatives, debt issuance fees, upfront fees and other impacts, was 4.1%. As of March 31, 2026, our adjusted debt to equity ratio was 2.1 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2026 and December 31, 2025.
Contractual obligations
Our estimated future obligations as of March 31, 2026 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations, excluding purchase obligations, and their payment dates as of March 31, 2026:

	2026 - remaining	2027	2028	2029	2030	Thereafter	Total

	(U.S. Dollars in millions)
Unsecured debt facilities	$3,758.5	$5,492.3	$7,462.4	$5,013.1	$1,663.7	$11,077.7	$34,467.7
Secured debt facilities	743.5	1,159.7	1,827.1	702.7	627.1	1,508.8	6,568.9
Subordinated debt facilities	—	—	—	—	—	2,250.0	2,250.0
Estimated interest payments (a)	1,448.8	1,700.4	1,348.3	944.3	781.4	6,106.9	12,330.1
Operating leases (b)	9.2	13.0	13.3	11.1	8.7	9.8	65.1
Total (c)	$5,960.0	$8,365.4	$10,651.1	$6,671.2	$3,080.9	$20,953.2	$55,681.8

(a)Estimated interest payments for floating-rate debt are based on rates as of March 31, 2026 and include the estimated impact of our interest rate swap agreements.
(b)Represents contractual payments on our office and facility leases.
(c)The above table does not reflect any dividends we may pay on our ordinary shares.
A summary of our purchase obligations can be found in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026. During the three months ended March 31, 2026, we purchased ten aircraft, 20 engines and two helicopters. During the three months ended March 31, 2026, we entered into agreements for the purchase of 110 new A320neo Family aircraft, including the exercise of previously agreed options, with deliveries scheduled from 2028 to 2034. As of March 31, 2026, we had commitments to purchase 383 aircraft (including 16 purchase-and-leaseback transactions), 15 engines and 12 helicopters through 2034. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 24—Commitments and contingencies” for further details on our purchase obligations.
Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 22—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of March 31, 2026, December 31, 2025 and March 31, 2025:

	March 31, 2026	December 31, 2025	March 31, 2025

	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$18,398	$18,323	$17,192

Ordinary shares issued	174,043,739	179,043,739	196,043,739
Treasury shares	(12,373,575)	(12,167,192)	(14,769,733)
Ordinary shares outstanding	161,670,164	166,876,547	181,274,006
Shares of unvested restricted stock	(3,985,063)	(4,135,620)	(4,707,440)
Ordinary shares outstanding, excluding shares of unvested restricted stock	157,685,101	162,740,927	176,566,566

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$116.67	$112.59	$97.37
Non-GAAP measures and metrics
The following are definitions of our non-GAAP measures and metrics used in this report and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2026. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.
Adjusted debt-to-equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt represents consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025

	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$43,042	$43,565
Adjusted for:
Unrestricted cash and cash equivalents	(1,480)	(1,379)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$40,437	$41,061

Equity	$18,398	$18,323
Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$19,523	$19,448

Adjusted debt/equity ratio	2.1 to 1	2.1 to 1

Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Three Months Ended March 31,
	2026	2025	Percentage Difference

	(U.S. Dollars in millions)
Interest expense	$467	$503	(7%)
Adjusted for:
Mark-to-market on interest rate derivatives	3	(5)	(153%)
Debt issuance costs, upfront fees and other impacts	(21)	(28)	(25%)
Interest expense excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	$448	$470	(5%)

Average debt balance	$43,800	$46,160	(5%)

Average cost of debt	4.1%	4.1%	—

Summarized financial information of issuers and guarantors
AerCap Trust and AerCap Ireland Capital Designated Activity Company Notes
From time to time, AerCap Trust and AICDC co-issue senior unsecured notes. In July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of fixed-rate-reset junior subordinated notes due 2055 and, in April 2025, they co-issued $500 million aggregate principal amount of fixed-rate-reset junior subordinated notes due 2056 (together, the “Junior Subordinated Notes” and, collectively with the senior unsecured notes issued by AerCap Trust and AICDC, the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or, in the case of the Junior Subordinated Notes, a Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) in the case of the senior unsecured notes, the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (“SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of March 31, 2026 and December 31, 2025, and for the three months ended March 31, 2026. SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	March 31, 2026	December 31, 2025

	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$11,347	$11,089
Intercompany receivables	31,770	32,192
Total assets	45,695	45,823

Debt	34,944	34,705
Intercompany payables	3,451	3,291
Total liabilities	41,276	40,809

Three Months Ended
March 31, 2026
(U.S. Dollars in millions)
Total revenues and other income (a)	$993
Total expenses (b)	556
Income before income taxes and loss of investments accounted for under the equity method	437
Net income	381
Net income attributable to AerCap Holdings N.V.	381

(a)Total revenues include interest income from non-obligor entities of $436 million.
(b)Total expenses include interest expense to non-obligor entities of $28 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements and U.S. Treasury rate lock agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed-rate and floating-rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest-earning assets, primarily between floating-rate debt and fixed-rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2026. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2026 - remaining	2027	2028	2029	2030	Thereafter	Fair value

	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$603.5	$531.8	$455.8	$328.3	$226.3	$—	$12.0
Weighted average strike rate	3.4%	3.3%	3.3%	3.7%	4.2%	—

	2026 - remaining	2027	2028	2029	2030	Thereafter	Fair value

	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$5,565.0	$4,659.6	$2,002.1	$—	$—	$—	$(31.3)
Weighted average pay rate	3.8%	3.9%	3.9%	—	—	—
The variable benchmark interest rates associated with these instruments are Term SOFR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft and engine purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during 2022 and 2023, reaching recent historical highs in the United States, the European Union, the United Kingdom, and other countries, before stabilizing during 2024 and 2025. Ongoing geopolitical instability, including the current conflict in the Middle East, has contributed to increased volatility in global energy, fuel and commodity markets and may place renewed upward pressure on inflation levels. Additionally, the increases in tariffs by the United States in the last year, the prospect of potential additional tariffs and retaliatory tariffs and the trade agreements between the United States and certain trading partners in recent months may also lead to higher inflation in the future. The conflict in the Middle East could further disrupt global supply chains, shipping routes and energy production or transportation, which could exacerbate inflationary pressures.
High rates of inflation may have a number of adverse effects on our business. In particular, higher fuel and energy costs resulting from geopolitical conflict may increase operating costs for our assets and for our lessees, which could have an adverse effect on their financial condition or cash flows and, as a result, their ability to perform their obligations under our leases. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for flight equipment accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 24—Commitments and contingencies” in this report.
Item 1A. Risk Factors
The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026. Except as presented below, there have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2025.
Military conflict and resulting geopolitical instability in the Middle East could adversely affect our customers, our operations, and our financial performance.
Geopolitical instability in the Middle East has intensified following coordinated military actions by the United States and Israel against Iran commencing on February 28, 2026, and subsequent retaliatory activity by Iran across the region. These developments have disrupted regional airspace, global shipping routes and energy flows, including through the Strait of Hormuz, a key transit point for oil and gas shipments. The resulting volatility in energy prices and increases in operational costs, as well as potential fuel shortages, have created heightened uncertainty for airlines and for the overall economic environment.
These conditions may adversely affect our airline customers by increasing their operating costs, reducing passenger demand, and limiting capacity deployment. These pressures may weaken customers’ financial condition and credit profiles, increasing the likelihood of lease restructurings, payment delays, or defaults. The evolving situation may also create additional operational and market uncertainties that could affect our airline customers’ financial condition and cash flows and, consequently, their ability to meet lease obligations.
If the conflict escalates or persists, we could experience reduced demand for our flight equipment, pressure on lease rates, changes in trading activity, delivery delays, and revisions to residual value expectations. We could also experience higher financing and insurance costs. Any of these factors, individually or collectively, could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2025, “Item 3. Key Information—Risk Factors”.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the three months ended March 31, 2026:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced programs	Maximum dollar value of ordinary shares that may yet be purchased under the programs (U.S. Dollars in millions) (a)
January 2026	—	$—	—	$1,131.9
February 2026	643,115	147.72	643,115	1,036.9
March 2026	4,713,899	137.88	4,713,899	387.0
	5,357,014	$139.06	5,357,014	$387.0

(a)For further detail on our share repurchase programs, please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 17—Equity.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.

Item 5. Other Information
Dividend
In connection with AerCap’s dividend policy, in April 2026, AerCap’s Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of June 4, 2026, to shareholders of record as of the close of business on May 13, 2026.
The dividend will be subject to Irish dividend withholding tax at a current statutory rate of 25% unless an exemption applies. Pursuant to a confirmation obtained from the Irish Revenue Commissioners, U.S. resident shareholders who hold their shares through the Depository Trust Company (“DTC”) should be exempt from Irish dividend withholding tax provided the address of the beneficial owner of the shares in the records of their broker, or otherwise provided to AerCap’s qualifying intermediary, is in the United States. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029. Individuals and certain corporate shareholders that are tax resident in a country (other than Ireland) which is a member of the European Union or a country with which Ireland has a double tax treaty in effect (which includes the United States) may be exempt from Irish dividend withholding tax if they provide a relevant declaration as prescribed by the Irish Revenue Commissioners establishing their exemption from Irish dividend withholding tax provided such corporate shareholder is not itself controlled by Irish tax residents.
In addition, the dividend will be subject to Dutch dividend withholding tax (currently at a rate of 15%) for persons who are resident, or deemed to be resident, in the Netherlands (“Dutch resident holders”). To confirm that a shareholder is not a Dutch resident holder, such shareholder must provide an Irish dividend withholding tax relevant declaration as prescribed by the Irish Revenue Commissioners representing that the shareholder is not a Dutch resident holder except that, pursuant to the confirmation from the Irish Revenue Commissioners referred to above, U.S. resident shareholders who hold their shares through the DTC and have a U.S. address of the beneficial owner of the shares in the records of their broker, or that has otherwise been provided to AerCap’s qualifying intermediary, need not provide this declaration form. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders.
For a further discussion of Irish and Dutch dividend withholding taxes, see “Irish tax considerations—Dividend withholding tax” and “Dutch withholding tax considerations” in Item 10 of AerCap’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on February 12, 2026. The summary provided therein is not exhaustive and shareholders should consult their own tax advisor to determine the Irish and Dutch tax consequences of the dividend in their particular circumstances.